ELLIOTT M. SMITH

Partner

(212) 294-6787

emsmith@winston.com

VIA EMAIL AND EDGAR

April 4, 2019

Matthew Crispino

Staff Attorney

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GTY Technology Holdings Inc. - Form S-3 Eligibility

Dear Mr. Crispino:

On behalf of GTY Technology Holdings Inc. (the “Company”), we are submitting our response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 13, 2019 requesting an analysis of the Company’s eligibility to register securities on Form S-3 under the Securities Act of 1933, as amended, and, in particular, whether the Company satisfies the criteria set forth in Instruction I.A.6 for the use of Form S-3.

The Company, a Massachusetts corporation formerly known as GTY GovTech Inc., believes that it meets the eligibility requirements of Form S-3 as the successor registrant to GTY Technology Holdings Inc., a Cayman Islands exempted company (“Old GTY”), in accordance with General Instruction I.A.6.(a) to Form S-3.

Old GTY was a special purpose acquisition company (“SPAC”) formed in 2016 for the purpose of identifying and consummating a business combination transaction with one or more businesses.  It registered certain of its securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in 2016, and Old GTY and the Company (as applicable) filed their periodic and current reports in a timely manner during the 12 calendar months and the portion of the month immediately preceding the filing of the Company’s Registration Statement on Form S-3 (the “Form S-3 Registration Statement”) on February 27, 2019 (and the Company has continued to do so subsequent to such filing).

On February 19, 2019, Old GTY effected a holding company reorganization merger (the “Holding Company Reorg”).  The Holding Company Reorg resulted in the Company domesticating from the Cayman Islands to Massachusetts and becoming the parent of, and successor registrant to, its legal predecessor, Old GTY.  Immediately following the effective time of the Holding Company Reorg, the assets and liabilities of the Company were the same as those of Old GTY.  Following the Holding Company Reorg, the Company acquired the target companies (the “Targets”) pursuant to the definitive agreements entered into in connection with the business combination transaction among Old GTY, the Company, and the Targets (the “Business Combination”).

April 4, 2019 Page 2

General Instruction I.A.6.(a) to Form S-3 provides: “If the registrant is a successor registrant, it shall be deemed to have met conditions 1., 2., 3., and 5., above if . . . its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.”

It has been a longstanding position of the Staff that a SPAC which is eligible to use Form S-3 may continue to do so following the consummation of its business combination despite the fact that its business and operations significantly changed as a result of the business combination.

The Company does not believe that the fact that the Business Combination was consummated following the Holding Company Reorg should adversely affect the Company’s Form S-3 eligibility. The Holding Company Reorg was a separate transaction from the Business Combination and was effected pursuant to a separate merger agreement. As noted above, upon the effective time of the Holding Company Reorg merger, the assets and liabilities of the Company were the same as those of Old GTY. That is the appropriate time to test S-3 eligibility, and the Company satisfied the requirements. Although the Holding Company Reorg took place just before the Business Combination, it could have occurred at any time prior to the Business Combination; indeed, some SPACs have domesticated days or months before the closing of their business combinations. Old GTY could have chosen to do that, in which case there would be no question as to the Company’s eligibility to use Form S-3. Accordingly, the Company believes that the Holding Company Reorg should be viewed independently from the acquisitions of the Targets for purposes of determining the Company’s Form S-3 eligibility.

Furthermore, from a substantive perspective, the Company notes that it could have chosen to effect the Business Combination by a more typical acquisition structure, such as simply establishing new wholly-owned subsidiaries of the Company and entering into agreements providing for the mergers of the Targets into those newly formed subsidiaries. In that acquisition structure, there would have been no “succession” within the meaning of Rule 12g-3(a) under the Exchange Act, the Old GTY equity securities would have remained registered under the Exchange Act, Old GTY would have retained its reporting history for all purposes and, as a result, Old GTY would have remained eligible to use Form S-3. Although that structure could have accomplished the Business Combination and would not have raised the Form S-3 eligibility issue, it would not have provided the important and valuable tax and other strategic and organizational benefits of the Business Combination as it was ultimately structured. Under both structures, however, (a) the businesses of the Targets (the “Businesses”) to be operated following the Business Combination, on a consolidated basis, would have been identical; (b) the publicly reported information concerning the Businesses and the Business Combination would have been identical; (c) the outcome of the Business Combination from a stockholder ownership perspective would have been identical; and (d) Old GTY would have been the accounting acquirer for U.S. generally accepted accounting principles.

April 4, 2019 Page 3

The Company strongly believes that the form of the Business Combination should not dictate the Company’s eligibility to use Form S-3; not permitting the Company to take into account Old GTY’s reporting history and status for determining the Company’s Form S-3 eligibility would elevate the form of the Business Combination over its substance. To deny Form S-3 eligibility would penalize the Company for structuring the Business Combination in a manner that it believes was in the best interests of the Company and its stockholders. This penalty would deprive the Company of an efficient means to access the capital markets and to effect the various primary and resale registrations contractually required pursuant to the definitive agreements entered into by the Company in connection with the Business Combination. Indeed, the Company not being deemed Form S-3 eligible could seriously and adversely affect its ability to opportunistically access the capital markets, a penalty that should not result from a focus on the form, rather than the substance, of the Business Combination.

The Company believes that allowing it to use Form S-3 is consistent with the goal of investor protection. The Company filed a registration statement on Form S-4 which included a proxy statement/prospectus in connection with the Business Combination. The proxy statement/prospectus included detailed, robust and extensive information concerning the Businesses, the Business Combination and related matters. The purpose of short-form registration is to eliminate unnecessary duplicative disclosure while ensuring that stockholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. The Company believes that there would be no meaningful difference between the disclosure available to investors in the Form S-3 Registration Statement filed by the Company and the disclosure available in Form S-1. Specifically, the Form S-3 Registration Statement incorporates by reference, among other things, the financial statements, pro forma information and other financial information required by Regulation S-X for periods prior to consummation of the Business Combination, as well as detailed information concerning the Businesses, historic management’s discussion and analysis of each of the Businesses’ financial condition and results of operations, risk factors, the Company’s management, board of directors and corporate governance, executive compensation, beneficial ownership of securities, certain relationships and related party transactions and description of the Company’s securities.

Finally, the Company notes that a number of post-SPAC companies which domesticated immediately prior to consummating their business combinations have used Form S-3, including Organogenesis, Glori Energy Inc., WillScot, and Net Element.

Please let us know if you have any questions or require any additional information.

Respectfully Submitted,

/s/ Elliott M. Smith

Elliott M. Smith